December 1, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington, D.C. 20549-7010

Attn:	Erin E. Martin, Special Counsel
Jessica Livingston, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Michelle Miller, Staff Accountant

	Re:	CURO Group Holdings Corp.
Registration Statement on Form S-1
Filed November 28, 2017
File No. 333-221081

Ladies and Gentleman:

On behalf of CURO Group Holdings Corp. (the “Company”) we are submitting this letter and the information attached hereto in response to the request communicated telephonically to us on November 29, 2017 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), originally filed on October 24, 2017, and as amended on November 1, 2017, November 6, 2017 and November 28, 2017 (File No. 333-221081) (the “Amended Registration Statement”).

Prior to filing the Amended Registration Statement on November 28, 2017 after discussion with the Staff, on behalf of the Company, we provided via email to the Staff for its review draft proposed revisions in redline form to certain disclosures in the Amended Registration Statement. Such proposed draft revisions to the Amended Registration Statement provided to the Staff via email on November 17, 2017, November 21, 2017 and November 22, 2017 are attached hereto as Exhibit A, Exhibit B and Exhibit C, respectively.

Please do not hesitate to contact me at (212) 728-8214 with any further questions or comments.

Sincerely,

/s/ Cristopher Greer

cc:	Vin Thomas, Chief Legal Officer, CURO Group Holdings Corp.